FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 7, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

Tokyo, May 7, 2024—Nomura Holdings, Inc. (the “Company”) today announced that the number of shares disposed and the number of allottees, etc., of Restricted Stock Unit (RSU) No.6, Restricted Stock Unit (RSU) No.12, Restricted Stock Unit (RSU) No.18, Restricted Stock Unit (RSU) No.24, Restricted Stock Unit (RSU) No.30 and Restricted Stock Unit (RSU) No.36 have been finalized, which relate to the disposition of treasury stock determined by its Executive Management Board held on May 14, 2018 (the “2018 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award and Submits Shelf Registration Statement” dated May 14, 2018, Executive Management Board held on May 16, 2019 (the “2019 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 16, 2019, Executive Management Board held on May 27, 2020 (the “2020 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 27, 2020, Executive Management Board held on May 17, 2021 (the “2021 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 17, 2021, Executive Management Board held on May 19, 2022 (the “2022 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 19, 2022 and Executive Management Board held on May 15, 2023 (the “2023 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 15, 2023 as outlined below.

RSU No.6
1. Disposition Date of Treasury Shares	May 1, 2024
2. Class and Number of Shares Disposed	54,730 shares of common stock of the Company
3. Disposition Price	611.4 yen per share
4. Total Amount of Disposition Price	33,461,922 yen
5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2018 Decision
Value of Assets to be Contributed: 33,461,922 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims
8. Allottees and Number of Shares Allotted	0 Employees, etc. of the Company 0 shares
6 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 54,730 shares

RSU No.12
1. Disposition Date of Treasury Shares	May 1, 2024
2. Class and Number of Shares Disposed	338,694 shares of common stock of the Company
3. Disposition Price	371 yen per share
4. Total Amount of Disposition Price	125,655,474 yen
5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2019 Decision
Value of Assets to be Contributed: 125,655,474 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims
8. Allottees and Number of Shares Allotted	0 Employees, etc. of the Company 0 shares
62 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 338,694 shares

RSU No.18
1. Disposition Date of Treasury Shares	May 1, 2024
2. Class and Number of Shares Disposed	807,688 shares of common stock of the Company
3. Disposition Price	436 yen per share
4. Total Amount of Disposition Price	352,151,968 yen
5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2020 Decision
Value of Assets to be Contributed: 352,151,968 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims
8. Allottees and Number of Shares Allotted	0 Employees, etc. of the Company 0 shares
83 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 807,688 shares

RSU No.24
1. Disposition Date of Treasury Shares	May 1, 2024
2. Class and Number of Shares Disposed	11,219,343 shares of common stock of the Company
3. Disposition Price	577 yen per share
4. Total Amount of Disposition Price	6,473,560,911 yen
5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2021 Decision
Value of Assets to be Contributed: 6,473,560,911 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims
8. Allottees and Number of Shares Allotted	6 Directors and Executive Officers of the Company (Excluding Outside Directors) 44,479 shares
29 Employees, etc. of the Company 52,690 shares
1,838 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 11,122,174 shares

RSU No.30
1. Disposition Date of Treasury Shares	May 1, 2024
2. Class and Number of Shares Disposed	17,843,064 shares of common stock of the Company
3. Disposition Price	479 yen per share
4. Total Amount of Disposition Price	8,546,827,656 yen
5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2022 Decision
Value of Assets to be Contributed: 8,546,827,656 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims
8. Allottees and Number of Shares Allotted	5 Directors and Executive Officers of the Company (Excluding Outside Directors) 64,271 shares
29 Employees, etc. of the Company 62,219 shares
1,913 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 17,716,574 shares

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RSU No.36
1. Disposition Date of Treasury Shares	May 1, 2024
2. Class and Number of Shares Disposed	15,606,703 shares of common stock of the Company
3. Disposition Price	490 yen per share
4. Total Amount of Disposition Price	7,647,284,470 yen
5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2023 Decision
Value of Assets to be Contributed: 7,647,284,470 yen (price per share is equivalent to the disposition price)
6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below
7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims
8. Allottees and Number of Shares Allotted	7 Directors and Executive Officers of the Company (Excluding Outside Directors) 84,065 shares
25 Employees, etc. of the Company 55,468 shares
1,826 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 15,467,170 shares ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

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